

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2019

Matthew Geekie
Senior Vice President, Secretary and General Counsel
Graybar Electric Company, Inc.
34 North Meramec Avenue
St. Louis, Missouri 63105

Re: Graybar Electric Company, Inc.
Registration Statement on Form S-1
Filed August 22, 2019
File No. 333-233402

Dear Mr. Geekie:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Atallah at (202) 551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Robert J. Endicott, Esq.